BIO-Key International, Inc.

3339 Highway 138, Building A, Suite E

Wall, NJ 07719

September 25, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Foland, Attorney-Advisor
Matthew Crispino, Attorney-Advisor

Re:	BIO-Key International, Inc.
Registration Statement on Form S-3
Filed August 29, 2018
File No. 333-227108

Dear Gentlemen:

We thank you for your comment letter dated September 18, 2018 (the “Comment Letter”) addressed to BIO-Key International, Inc. (the “Company”, “we”, or “us”). The following is in response to the staff’s Comment Letter.

Concurrently with the filing of this letter, we have filed Amendment No. 1 to our Registration Statement on Form S-3 (the “Amended Registration Statement”).

The comments are included in bold below exactly as given in the Comment Letter and are numbered to correspond to the numbered paragraphs in the Comment Letter. The Company’s response immediately follows the comment.

Form S-3

General

1.

We note that you are registering 2,559,172 shares of your common stock, 2,392,504 shares of which underlie warrants issued in a November 2014 private offering (the “2014 Warrants”). The 2014 Warrants were initially exercisable for 996,887 shares, but the number of shares recently increased by 1,395,627 as a result of an anti-dilution adjustment provision in the warrants. It appears that the initial 996,887 shares underlying the 2014 Warrants were previously registered on a Form S-1 (File No. 333-200887) that was declared effective January 29, 2015 [and which was subsequently combined with another Form S-1 (File No. 333-203613) that was declared effective on May 1, 2015]. Accordingly, please remove the previously registered 996,887 shares from this registration statement or advise.

United States Securities and

Exchange Commission

September 25, 2018

Response:

In response to the Comment Letter the Company has filed with the United States Securities and Exchange Commission (i) Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-200887) to deregister all securities that remain unsold under such registration statement and (ii) Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-203613) to deregister all securities that remain unsold under such registration statement. The forgoing registration statements registered the public resale of the initial 996,887 shares of common stock underlying the 2014 warrants. As a result, upon effectiveness of the forgoing Post-Effective Amendments the 996,887 shares of common stock underlying the 2014 warrants will not be included in any effective registration statement of the Company.

We believe that we have adequately responded to the Comment Letter. Please direct any questions or comments regarding this letter, the Comment Letter, the Amended Registration Statement, to our counsel, Vincent A. Vietti of Fox Rothschild LLP, at 609 896 4571. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer

cc: Vincent A. Vietti, Fox Rothschild LLP